UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PACIFIC BIOMETRICS, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

69403Q100

(CUSIP Number)

Anthony Silverman

2747 Paradise Road, #903

Las Vegas, NV 89109

(480) 980-1795

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69403Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Anthony Silverman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,126,600

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 1,126,600

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,126,600 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%
*Based on a total of 12,749,746 shares of Common Stock outstanding as of November 12, 2005 as stated in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2005
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, $.01 par value, (the "Common Stock"), of Pacific Biometrics, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 220 W. Harrison Street, Seattle, Washington 98119.

Item 2.	Identity and Background

Anthony Silverman resides at 2747 Paradise Road, #903, Las Vegas, Nevada 89109.  He is a private investor and financial consultant. He is a citizen of the United States. He has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). He has not been, during the past five years, nor is he now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration

During the past year, Mr. Silverman purchased an aggregate of 159,573 shares of the Common Stock of the Issuer in open market transactions, all with his own funds.  In addition, Mr. Silverman has included 170,000 shares of Common Stock of the Issuer which is owned by Katsinam Partners, LP, an Arizona limited partnership in which Mr. Silverman became the sole general partner during 2005.  The shares of Common Stock of the Issuer held by Katsinam Partners were purchased with partnership funds in a private placement of securities by the Issuer in 2004 and in the open market transactions during 2005.

Item 4.	Purpose of Transaction
Mr. Silverman, including Katsinam Partners, acquired the Common Stock of the Issuer in private placements as well as open market purchases for general investment purposes.

The reporting person has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person is as follows:

	Aggregate Number		Percentage
Beneficial Owner	of Shares Owned		of Class*
Anthony Silverman	1,126,600	**	8.8%

* Based on 12,749,746 shares of Common Stock issued and outstanding as of November 12, 2005 as stated in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2005.

** Includes 170,000 shares of Common Stock of the Issuer held by Katsinam Partners, LP, of which Mr. Silverman is the general partner.

(b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth on the cover pages.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Person except for the acquisition and sale of the securities being reported on this Schedule 13D, as follows:

(i)            During the period October 4, 2005 to November 11, 2005, Mr. Silverman, through Katsinam Partners, acquired 50,000 shares of Common Stock in open market transactions at prices ranging from $0.93 to $1.12 per share.

(ii)           On or about November 10, 2005, Mr. Silverman acquired 7.500 shares of Common Stock in open market transactions at prices ranging from $1.06 to $1.15 per share.

(iii)          On or about November 18, 2005, Mr. Silverman acquired 4,500 shares of Common Stock in an open market transaction at a price of $1.15 per share.

(iv)          On or about October 14, 2005, Mr. Silverman sold 8,000 shares of Common Stock in an open market transaction at a price of $.88 per share.

(v)           On or about November 7, 2005, Mr. Silverman sold 4,400 shares of Common Stock in the open market at a price per share of $1.05.

(vi)          On or about November 10, 2005, Mr. Silverman sold 5,000 shares of Common Stock in the open market at a price per share of $1.02.

(vii)         On or about November 25, 2005, Mr. Silverman, through Katsinam Partners, sold 30,000 shares of Common Stock in the open market at a price per share of $1.17.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2005
Date
/s/ Anthony Silverman
Signature
Anthony Silverman
Name/Title

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).